Exhibit 99.1

Pembina Pipeline Corporation Reports First Quarter 2016 Results

Strong results driven by increased revenue volumes and solid operations

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, AB, May 5, 2016 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the first quarter of 2016.

Financial Overview

($ millions, except where noted)	3 Months Ended March 31 (unaudited)
	2016	2015
Conventional Pipelines revenue volumes (mbpd)(1)(2)	670	633
Oil Sands & Heavy Oil contracted capacity (mbpd)(1)	880	880
Gas Services average revenue volumes (mboe/d) net to Pembina(2)(3)	113	113
Midstream Natural Gas Liquids ("NGL") sales volumes (mbpd)(1)	141	129
Total volume (mboe/d)	1,804	1,755
Revenue	1,017	1,154
Net revenue(4)	394	375
Operating margin(4)	315	284
Gross profit	237	228
Earnings	102	120
Earnings per common share – basic and diluted (dollars)	0.23	0.32
Adjusted EBITDA(4)	269	241
Cash flow from operating activities	271	120
Cash flow from operating activities per common share – basic (dollars)(4)	0.72	0.35
Adjusted cash flow from operating activities(4)	209	213
Adjusted cash flow from operating activities per common share – basic (dollars)(4)	0.56	0.63
Common share dividends declared	172	148
Preferred share dividends declared	14	10
Dividends per common share (dollars)	0.46	0.44
Capital expenditures	375	498

	3 Months Ended March 31 (unaudited)
	2016		2015
($ millions)	Net Revenue(4)	Operating Margin(4)	Net Revenue(4)	Operating Margin(4)
Conventional Pipelines	175	128	154	98
Oil Sands & Heavy Oil	52	33	55	35
Gas Services	53	37	54	37
Midstream	114	114	113	113
Corporate		3	(1)	1
Total	394	315	375	284

(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted plus interruptible volumes.
(3)	Average revenue volumes converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."

Pembina Pipeline Corporation

Highlights

•	Realized record revenue volumes for the second consecutive quarter; Conventional Pipelines also reached record volumes with an average of 670 mbpd;

•	Safely placed over $740 million assets into service, including $226 million in the first quarter of 2016 and an estimated $515 million subsequent to quarter end relating to RFS II, Musreau III and the Resthaven Expansion (as defined below);

•	Achieved Adjusted EBITDA of $269 million, 12 percent or $28 million higher than the first quarter of 2015;

•	Cash flow from operating activities increased by 126 percent to $271 million ($0.72 per common share-basic) as compared to the first quarter of 2015;

•	Closed a $566 million (including closing adjustments) acquisition of a 250 MMcf/d gas processing plant and associated midstream infrastructure from Paramount Resources subsequent to quarter end;

•	Received regulatory and environmental approval for the 270 kilometre, 24 and 16 inch Fox Creek to Namao, Alberta pipeline portion of Pembina's Phase III Expansion;

•	Increased the monthly dividend by 4.9 percent from $0.1525 per common share per month (or $1.83 annually) to $0.16 per common share per month (or $1.92 annually), effective for the dividend payable on May 13, 2016;

•	Raised $765 million including $170 million through a preferred share issuance, $345 million through a common share issuance and, subsequent to quarter end, an additional $250 million through a preferred share issuance; and

•	Increased Pembina's unsecured revolving credit facility from $2 billion to $2.5 billion.

"I'm pleased to report that Pembina has started the year off well by delivering another solid quarter including achieving record revenue volumes across our business," commented Scott Burrows, Pembina's Vice President Finance and Chief Financial Officer. "Additionally, we have increased our dividend by 4.9 percent – which is now the fifth consecutive year that we've increased the dividend and further demonstrates our proven track record and commitment to growing shareholder value."

"Pembina has had a very busy and exciting start to 2016," said Mick Dilger, Pembina's President and Chief Executive Officer. "So far this year, we've successfully executed on our capital program by bringing into service approximately $740 million of assets. We've also acquired over $560 million in new gas processing assets that are strategically integrated with our existing asset base in one of our core operating areas and that serve some of the most economic geology in North America. These assets substantially increase our service offering through the addition of sour gas processing and will also provide a platform of future growth opportunities for our company."

"On another exciting note, I am pleased with our recent announcement regarding entering into a joint feasibility study with Petrochemical Industries Company K.S.C., for the evaluation of a world-scale combined propane dehydrogenation and polypropylene upgrading facility in Alberta. Building this value-added facility would not only help provide a much-needed local propane demand for our customers, it would also benefit Alberta by providing additional economic activity and tax base. I look forward to the coming months as we undertake a detailed technical, financial and commercial study to confirm this opportunity aligns with our investment criteria."

Pembina Pipeline Corporation

New Developments in 2016 and Growth Projects Update

•	Announced that Pembina entered into a joint feasibility study with the Petrochemical Industries Company K.S.C. ("PIC"), a subsidiary of the Kuwait Petroleum Corporation, for the evaluation of a world-scale combined propane dehydrogenation and polypropylene upgrading facility in Alberta (the "PDH and PP Facility"). The proposed PDH and PP Facility represents an opportunity to develop crucial new market demand for propane in the Province of Alberta, benefitting Alberta's oil and gas producers, as well as the Province. The final investment decision is expected to be made by the middle of 2017;

•	Commissioned the second ethane-plus fractionator at Pembina's Redwater site ("RFS II") on April 1, 2016. RFS II was completed on budget and one quarter later than originally expected. With RFS II in service, Pembina's Redwater fractionation capacity has more than doubled with over 146 mbpd of fractionation capacity;

•	Completed and placed into service its 100 MMcf/d (gross) expansion of its Resthaven facility (the "Resthaven Expansion") subsequent to quarter end. The Resthaven Expansion was completed on time and under budget;

•	Completed and placed into service its 100 MMcf/d shallow cut Musreau III facility ("Musreau III"), in April of 2016, ahead of schedule and is anticipated to be under budget;

•	Announced that Pembina has agreements for downstream connections to multiple third-party diluent pipelines at its planned Canadian Diluent Hub ("CDH") for an initial aggregate take-away capacity in excess of 400 mbpd, as well as received regulatory and environmental approvals for CDH;

•	Announced that Pembina entered into a cost-of-service agreement to build a new pipeline lateral that will transport production from the liquids-rich Montney resource play;

•	Commissioned three above ground storage tanks at its Edmonton North Terminal ("ENT"), which have a total working capacity of 550 mbbls, more than doubling the total capacity at ENT. ENT was placed into service ahead of schedule and under budget;

•	Completed a number of initiatives including the installation of a new brine pond, upgrades to its rail rack and construction of a new propane truck rack at its NGL storage and terminalling facilities in Corunna, Ontario; and

•	Received regulatory and environmental approval for its terminalling services project for the North West Redwater Partnership ("North West") with respect to North West's planned refinery for an expected capital cost of $180 million and anticipated in-service date of late 2017.

Dividends

•	Pembina's Board of Directors declared dividends of $0.16 per qualifying common share payable on May 13, 2016 and June 15, 2016 to shareholders of record on April 25, 2016 and May 25, 2016.

•	Pembina's Board of Directors declared a quarterly dividend of $0.265625 per qualifying Series 1 preferred share, $0.29375 per qualifying Series 3 preferred share, $0.3125 per qualifying Series 5 preferred share, $0.28125 per qualifying Series 7 preferred share, $0.296875 per qualifying Series 9 preferred share and $0.359375 per qualifying Series 11 preferred share payable on June 1, 2016 to shareholders of record on April 29, 2016.

Pembina Pipeline Corporation

First Quarter 2016 Conference Call & Webcast

Pembina will host a conference call on Friday, May 6, 2016 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the first quarter of 2016. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until May 13, 2016 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 92807523.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=1102321&s=1&k=F368DC9F046C5E4E19F4477C954E5A83 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Annual General Meeting of Shareholders

The Company will hold its annual general meeting of shareholders ("AGM") on Thursday, May 12, 2016 at 2:00 p.m. MT (4:00 p.m. ET) at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada.

A live webcast of Pembina's AGM presentation can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=1153442&s=1&k=8BA655A73E2B1A050271BF5A8E821E9D. Participants are recommended to register for the webcast at least 10 minutes before the presentation start time.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina’s integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long-term. Pembina’s common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "plans", "anticipates", "intends", "should", "estimates", "continue", "could", "forecast" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy and future financial and operating results; future dividends which may be declared on Pembina's common shares; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, pipeline, processing, fractionation and storage facility and system operations and throughput levels; anticipated synergies between acquired assets, assets under development and existing assets of the Company; the impact of share price on annual share-based incentive expense; and, the anticipated use of proceeds from financings.

Pembina Pipeline Corporation

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; expectations regarding participation in Pembina's dividend reinvestment plan; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; technology and security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Pembina Pipeline Corporation

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA, adjusted cash flow from operating activities, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share and total enterprise value. Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate the Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended March 31, 2016, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

For further information:

Investor Relations

Scott Burrows, Vice President, Finance & Chief Financial Officer

(403) 231-3156

1-855-880-7404

E-mail: investor-relations@pembina.com

www.pembina.com

Pembina Pipeline Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated May 5, 2016 and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the period ended March 31, 2016 ("Interim Financial Statements") as well as Pembina's consolidated audited annual financial statements (the "Consolidated Financial Statements") and MD&A for the year ending December 31, 2015. All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been reviewed and recommended by the Audit Committee of Pembina's Board of Directors and approved by its Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP Measures."

Readers should refer to page 31 for a list of abbreviations that may be used in this MD&A.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina’s integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.

Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term.

Pembina’s common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its common shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services;

•	Diversify the Company's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability;

•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves; and

•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Pembina is structured into four businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream, which are described in their respective sections of this MD&A.

Pembina Pipeline Corporation

Financial & Operating Overview

	3 Months Ended March 31 (unaudited)
($ millions, except where noted)	2016	2015
Conventional Pipelines revenue volumes (mbpd)(1)	670	633
Oil Sands & Heavy Oil contracted capacity (mbpd)	880	880
Gas Services average revenue volumes (mboe/d) net to Pembina(1)(2)	113	113
Midstream NGL sales volumes (mbpd)	141	129
Total volume (mboe/d)	1,804	1,755
Revenue	1,017	1,154
Net revenue(3)	394	375
Operating expenses	94	109
Realized gain on commodity-related derivative financial instruments	(15)	(18)
Operating margin(3)	315	284
Depreciation and amortization included in operations	62	54
Unrealized loss on commodity-related derivative financial instruments	16	2
Gross profit	237	228
General and administrative expenses (excluding depreciation)	53	46
Net finance costs	40	13
Current tax expense	23	22
Deferred tax expense	15	23
Earnings	102	120
Earnings per common share – basic and diluted (dollars)	0.23	0.32
Adjusted EBITDA(3)	269	241
Cash flow from operating activities	271	120
Cash flow from operating activities per common share – basic (dollars)(3)	0.72	0.35
Adjusted cash flow from operating activities(3)	209	213
Adjusted cash flow from operating activities per common share – basic (dollars)(3)	0.56	0.63
Common share dividends declared	172	148
Dividends per common share (dollars)	0.46	0.44
Preferred share dividends declared	14	10
Capital expenditures	375	498

(1)	Revenue volumes are equal to contracted and interruptible volumes.

(2)	Gas Services average revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.

(3)	Refer to "Non-GAAP Measures."

Pembina generated solid financial and operational results in the first quarter of 2016. Revenue in the first quarter of 2016 was $1,017 million compared to $1,154 million for the same period in 2015. The reduction in revenue is largely a result of the reduced commodity prices impacting the Company's Midstream business in the current year. Net revenue (revenue less cost of goods sold including product purchases) was $394 million for the first quarter of 2016, compared to $375 million in 2015. The Company's Conventional Pipelines had increases in revenue of 14 percent in the first quarter of 2016 over the same period in 2015 which was predominantly driven by higher revenue volumes in the Conventional Pipelines business and new assets being placed in service. Lower costs of goods sold overall also contributed to the increase.

Operating expenses were $94 million for the first quarter of 2016 compared to $109 million during the same period of 2015, primarily due to lower geotechnical and integrity expenses on Pembina's Conventional Pipelines systems.

Pembina Pipeline Corporation

During the first quarter of 2016, operating margin increased 11 percent to $315 million compared to $284 million in the first quarter of 2015 primarily driven by a stronger performance in the Company's Conventional Pipelines business.

Depreciation and amortization included in operations during the first quarter of 2016 was $62 million compared to $54 million for the same period in 2015. This increase was primarily due to the year-over-year growth in Pembina's asset base associated with the Company's pipeline expansions and new in-service gas processing plants.

Gross profit for the first quarter of 2016 was $237 million compared to $228 million during the first quarter of 2015. This four percent quarter-over-quarter increase was a result of increased operating margin partially offset by increased depreciation and amortization included in operations and an increased loss on the unrealized market-to-market positions of commodity-related derivative financial instruments.

For the three-month period ended March 31, 2016, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $53 million compared to $46 million during the comparable period of 2015. This increase was largely due to increased rent expense during the quarter as a result of a non-cash provision and a non-recurring rental adjustment together totalling $9 million. Increased salaries and compensation expenses as a result of increase staff and donations also contributed to the increase over the prior year's quarter, partially offset by decreased consulting expenses. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

Pembina generated Adjusted EBITDA of $269 million during the first quarter of 2016, compared to $241 million for the same period in 2015. This 12 percent increase was due to higher operating margin partially offset by higher general and administrative expenses as discussed above.

Net finance costs incurred during the first quarter of 2016 were $40 million compared to $13 million for the same period in 2015. This increase was primarily due to fluctuations in the fair value of the conversion feature on the Series F, and including, for a portion of 2015, the Series E, convertible debentures ("Conversion Feature") associated with a reduction in the number of instruments outstanding as well as changes in share price. In the first quarter of 2016, Pembina recognized a loss on revaluation of the Conversion Feature of $15 million, compared to a gain of $11 million for the same period of 2015. Also contributing to the increase was an increase in interest expense on loans and borrowings of $3 million and foreign exchange gains and losses which were in a gain position of $3 million in the first quarter of 2015 compared to a loss of $5 million in the first quarter of 2016. This was partially offset by a decrease in interest expense on the convertible debentures of $4 million due to a reduction in the number of instruments outstanding year over year.

Income tax expense for the first quarter of 2016 totalled $38 million, including current tax of $23 million and deferred tax of $15 million, compared to income tax expense of $45 million in 2015, including current tax of $22 million and deferred tax of $23 million. Current tax expense for 2016 was slightly higher than the comparable period in 2015 predominantly due to higher taxable income allocations from deferral partnerships in our corporate structure in 2016 and an increase in the corporate income tax rate. The decrease in deferred tax expense in the current quarter is due to lower taxable temporary differences between book and tax basis, which is primarily as a result of higher taxable income allocations from deferral partnerships as previously noted.

The Company's earnings were $102 million ($0.23 per common share-basic and diluted) during the first quarter of 2016 compared to $120 million ($0.32 per common share-basic and diluted) in the same period of 2015. Higher gross profit and lower taxes was more than offset by higher net finance costs and general and administrative expenses. Earnings attributable to common shareholders net of dividends attributable to preferred shareholders was $86 million (2015: $109 million).

Pembina Pipeline Corporation

Cash flow from operating activities for the quarter ended March 31, 2016 was $271 million ($0.72 per common share – basic) compared to $120 million ($0.35 per common share – basic) during the first quarter of 2015. This increase was predominantly driven by higher operating margin, lower cash taxes paid and increased change in non-cash working capital.

Adjusted cash flow from operating activities for the first quarter of 2016 was $209 million ($0.56 per common share – basic) compared to $213 million ($0.63 per common share – basic) during the first quarter of 2015. Increased cash flow from operations and decreased change in non-cash working capital was offset by reduced taxes paid and lower share based payments.

First quarter 2016 per-share numbers were also impacted by increased common shares outstanding as compared to the first quarter of 2015.

Operating Results

	3 Months Ended March 31 (unaudited)
	2016		2015
($ millions)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)
Conventional Pipelines	175	128	154	98
Oil Sands & Heavy Oil	52	33	55	35
Gas Services	53	37	54	37
Midstream	114	114	113	113
Corporate		3	(1)	1
Total	394	315	375	284

(1)	Refer to "Non-GAAP Measures."

Conventional Pipelines

	3 Months Ended March 31 (unaudited)
($ millions, except where noted)	2016	2015
Average revenue volumes (mbpd)(1)	670	633
Revenue	175	154
Operating expenses	46	56
Realized loss on commodity-related derivative financial instruments	1
Operating margin(2)	128	98
Depreciation and amortization included in operations	25	19
Unrealized loss on commodity-related derivative financial instruments		1
Gross profit	103	78
Capital expenditures	219	285

(1)	Revenue volumes are equal to contracted and interruptible volumes.

(2)	Refer to "Non-GAAP Measures."

Pembina Pipeline Corporation

Business Overview

Pembina's Conventional Pipelines business comprises a well-maintained and strategically located 9,100 km pipeline network that transports hydrocarbon products and extends across much of Alberta and parts of B.C., Saskatchewan and North Dakota. The primary objectives of this business are to provide safe, responsible, reliable and cost-effective transportation services for customers, pursue opportunities for increased throughput, and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding its pipeline systems, managing revenue and following a disciplined approach to its operating expenses.

Operational Performance

During the first quarter of 2016, Conventional Pipelines' revenue volumes averaged 670 mbpd. This represents an increase of six percent compared to the same period of 2015, when average revenue volumes were 633 mbpd. This incremental volume was primarily due to the completion of Pembina's Peace and Northern Phase II expansion (the "Phase II Expansion") which includes (i) the crude oil and condensate or the low vapour pressure ("LVP") expansion ("Phase II LVP"), which was placed into service in April 2015, and (ii) the NGL or the high vapour pressure ("HVP") expansion ("Phase II HVP"), which was placed into service in September 2015. These expansions have allowed for the receipt of higher revenue volumes at Pembina's existing connections and truck terminals, as well as increased volumes from other connections that were commissioned throughout 2015. In addition, higher quarter-over-quarter revenue volumes on the Vantage pipeline also contributed to the increases.

Financial Performance

During the first quarter of 2016, Conventional Pipelines generated revenue of $175 million, 14 percent higher than the $154 million generated in the same quarter of the previous year. The increase in revenue was primarily the result of higher volumes associated with the Phase II Expansion, new connections being placed into service and increased Vantage pipeline revenues which benefited from a higher US dollar exchange rate.

During the first quarter of 2016, operating expenses were $46 million compared to $56 million in the first quarter of 2015. This decrease was primarily the result of lower integrity and geotechnical spending on Pembina's systems due to a shift in program work timelines in the first quarter of 2016 compared to the same period last year. The lower geotechnical and integrity expenses were partially offset by increased labour as a result of Pembina's system expansions.

As a result of higher revenue and lower operating expenses, operating margin was $128 million in the first quarter of 2016, 31 percent higher than the $98 million recorded for the same period of 2015.

Depreciation and amortization included in operations during the first quarter of 2016 was $25 million compared to $19 million during the same period of the prior year. The increase was due to additional in-service assets relating to Pembina's Phase II Expansion.

For the three months ended March 31, 2016, gross profit was $103 million compared to $78 million for the same period of 2015. This increase was due to higher operating margin which was partially offset by increased depreciation and amortization included in operations.

Capital expenditures for the first quarter of 2016 totalled $219 million compared to $285 million for the same period of 2015. The majority of this spending relates to Pembina's ongoing pipeline expansion projects which are described below.

New Developments

Pembina has been successful in its commercial efforts to secure the majority of its existing crude oil, NGL and condensate volumes under long-term, firm-service contracts. In aggregate, and including contracted volumes on the Vantage pipeline, Pembina has currently secured 777 mbpd of firm-service contracts for the transportation of crude oil, condensate and NGL across its Conventional Pipelines business, once all expansions are placed into service.

Pembina Pipeline Corporation

Pembina continues work on its Phase III pipeline expansions ("Phase III Expansion") and has previously placed into service a pipeline segment from Kakwa to Simonette in 2015. Construction is currently underway on the 70 km, 16 inch Wapiti to Kakwa pipeline segment which is expected to be completed in mid-2016.

The Phase III Expansion also includes two 270 km, 24 and 16 inch pipelines between Fox Creek and Namao, Alberta (the "Fox Creek to Namao Pipelines") which, along with other Phase III Expansion projects, would provide a combined initial capacity of 420 mbpd. Pembina has now received regulatory and environmental approval from the Alberta Energy Regulator ("AER") for the Fox Creek to Namao Pipelines.

To date, Pembina has completed 35 percent of the overall Phase III Expansion program. The Phase III Expansion is currently tracking under budget from the total capital cost of $2.4 billion and the Company continues to expect an in-service date of mid-2017.

As part of the Company's plans to expand its gathering presence in Alberta and B.C., Pembina is continuing work on its pipeline lateral in the Karr area of Alberta (the "Karr Lateral") which will serve production from the Montney resource play and will access the Company's Phase III Expansion. Construction is complete and commissioning is now underway with an expectation to be in service by the end of May 2016. Largely as a result of unseasonably warm weather, the project will be placed into service later than originally planned and is also tracking above budget.

Pembina is continuing to progress its pipeline infrastructure in northeast B.C. (the "NEBC Expansion"). The NEBC Expansion, which is underpinned by a long-term, cost-of-service agreement with an anchor tenant, will transport condensate and NGL for various producers in the liquids-rich Montney resource play. To date, engineering is complete and regulatory and environmental applications have been submitted. Pembina is proceeding with the 12 inch pipeline for a total expected capital cost of approximately $235 million. The NEBC Expansion is anticipated to be in service in late 2017, subject to regulatory and environmental approvals.

As previously announced in February 2016, Pembina entered into agreements for the construction of a new pipeline lateral in the Altares area of B.C. (the "Altares Lateral") which will transport production from the Montney resource play and will connect into Pembina's NEBC Expansion for an expected capital cost of $70 million. The Altares Lateral, underpinned by a long-term, cost-of-service agreement, is expected to have initial capacity of approximately 17 mbpd with an in-service date of mid-2017, subject to environmental and regulatory approval.

Pembina is nearing completion of its expansion of the Vantage pipeline system (the "Vantage Expansion") for an estimated capital cost of $85 million. Supported by a long-term, fee-for-service agreement with a take-or-pay component, the Vantage Expansion will increase the mainline capacity from 40 mbpd to approximately 70 mbpd through the addition of mainline pump stations and the construction of a gathering lateral. Regulatory and environmental approvals have been received, construction of the gathering lateral is now complete with hydro testing and commissioning work underway. Construction of the pump stations is over 40 percent complete, and to date, the total project cost is expected to be under budget. Pembina expects to place it into service in the third quarter of 2016, with the contract commencing on August 1, 2016.

Pembina's projects and existing pipeline networks continue to have expansion capacity available to meet the needs of future developments currently under evaluation by its customers. Capacity increases to meet the Company's customers' existing and future demands can often be achieved through simple upgrades, such as adding new pump stations, which can be installed in less than 18 months. For example, adding pump stations to the Phase III Expansion could increase capacity from 420 mbpd to 680 mbpd in the Fox Creek to Edmonton corridor for an aggregate capacity on the Peace and Northern systems of 1,200 mbpd.

Pembina Pipeline Corporation

Oil Sands & Heavy Oil

	3 Months Ended March 31 (unaudited)
($ millions, except where noted)	2016	2015
Contracted capacity (mbpd)	880	880
Revenue	52	55
Operating expenses	19	20
Operating margin(1)	33	35
Depreciation and amortization included in operations	4	4
Gross profit	29	31
Capital expenditures	21	5

(1)	Refer to "Non-GAAP Measures."

Business Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of synthetic crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Limited's Horizon Oil Sands operation (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral, which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has approximately 880 mbpd of contracted capacity, inclusive of the Horizon Expansion (see New Developments), under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is typically not as sensitive to fluctuations in operating expenses or actual throughput.

Financial Performance

The Oil Sands & Heavy Oil business realized revenue of $52 million in the first quarter of 2016 compared to $55 million in the first quarter of last year. First quarter revenue was lower than the prior period due to lower operating expenses, which are eligible to be recovered under Pembina's contractual arrangements with customers, and adjustments to previously recovered operating expenses during post year settlements.

Operating expenses were $19 million for the first quarter ended March 31, 2016 relatively consistent with $20 million for the same period in 2015. The slightly decreased costs were attributable to lower scheduled integrity work and lower power costs.

For the first quarter ended March 31, 2016, operating margin was $33 million compared to $35 million for the same periods in 2015 for the reasons described above.

Depreciation and amortization included in operations during the first quarter of 2016 was $4 million, consistent with the same period of 2015.

For the three months ended March 31, 2016, gross profit was $29 million, compared to $31 million recognized during the three months ended March 31, 2015 for the reasons described above.

Pembina Pipeline Corporation

Capital expenditures for the first three months of 2016 totalled $21 million compared to $5 million for the same period in 2015. The spending in 2016 relates to the expansion of the Horizon pipeline (defined below) and the Cheecham Lateral expansion, as compared to the costs incurred in 2015 associated with sustainment activities.

New Developments

Pembina is progressing work on its expansion of the Company's existing Horizon Pipeline System (the "Horizon Expansion") which is underpinned by a fixed return, long-term agreement, for an estimated capital cost of $125 million. The Horizon Expansion will increase the pipeline's capacity up to 250 mbpd, which will be achieved by upgrading mainline pump stations and other facility modifications, as required. Construction is underway and the project is tracking on time and on budget and is expected to be in service mid-2016.

Gas Services

	3 Months Ended March 31 (unaudited)
($ millions, except where noted)	2016	2015
Average revenue volumes (MMcf/d) net to Pembina(1)(2)	675	680
Average revenue volumes (mboe/d)(3) net to Pembina(1)	113	113
Net Revenue(4)(5)	53	54
Operating expenses	16	17
Operating margin(4)	37	37
Depreciation and amortization included in operations	10	8
Gross profit	27	29
Capital expenditures	30	72

(1)	Revenue volumes are equal to contracted and interruptible volumes.

(2)	Volumes at the Musreau Gas Plant exclude deep cut processing as those volumes are counted when they are processed through the shallow cut portion of the plant.

(3)	Average revenue volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

(4)	Refer to "Non-GAAP Measures."

(5)	Revenue net of cost of goods sold and product purchases.

Business Overview

Pembina's operations include a growing natural gas gathering and processing business, which is strategically positioned in active and emerging NGL-rich plays in western Canada and is integrated with Pembina's other businesses. Gas Services provides gas gathering, compression, shallow cut processing and both sweet and sour deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The NGL extracted through this business' facilities are transported by Pembina's Conventional Pipelines business on its Peace and Vantage pipeline systems with the capability for a portion of the volumes to be further processed at Pembina's fractionation facilities. Operating assets within Gas Services include:

•	Pembina's Cutbank complex (the "Cutbank Complex") – located near Grande Prairie, Alberta, includes five shallow cut sweet gas processing plants (the Cutbank gas plant, the Musreau gas plant ("Musreau I"), the Musreau II facility ("Musreau II"), the Musreau III facility ("Musreau III") and the Kakwa gas plant) and one deep cut gas processing plant (the "Musreau Deep Cut Facility"). In total, the Cutbank Complex has 625 MMcf/d (568 MMcf/d net to Pembina) of processing capacity and 205 MMcf/d of deep cut extraction capacity. The Cutbank Complex also includes approximately 350 km of gathering pipelines.

•	Pembina's acquired Kakwa River facility (the "Kakwa River Facility") – located near Grande Prairie, Alberta, includes 200 MMcf/d of integrated sour shallow and deep cut processing capacity and 50 MMcf/d of sweet shallow cut processing capacity, as well as approximately 100 km of gathering and sales pipelines and other supporting infrastructure.

Pembina Pipeline Corporation

•	Pembina's Saturn complex (the "Saturn Complex") – located near Hinton, Alberta, includes two identical 200 MMcf/d deep cut gas processing plants (the "Saturn I" and "Saturn II" facilities) for a total of 400 MMcf/d of deep cut extraction capacity, as well as approximately 25 km of gathering pipelines.

•	Pembina's Resthaven facility ("Resthaven", together with the "Resthaven Expansion") – located near Grande Cache, Alberta, includes 300 MMcf/d (gross) of integrated shallow and deep cut processing capacity, as well as approximately 30 km of gathering pipelines.

•	Pembina's Saskatchewan Ethane Extraction Plant ("SEEP") – located to service the southeast Saskatchewan Bakken region, has a deep cut processing capacity that could reach 60 MMcf/d and ethane fractionation capabilities up to 4,500 bpd and 104 km of ethane delivery pipeline.

Operational Performance

Within its Gas Services business, average revenue volumes, net to Pembina, were 675 MMcf/d during the first quarter of 2016, modestly lower than the 680 MMcf/d recorded during the first quarter of 2015. Quarter-over-quarter revenue volumes were higher at the Cutbank Complex, combined with increases from new assets that went into service in the third quarter of 2015 at the Saturn Complex and the SEEP facility. Despite these increases, revenue volumes were offset by an unscheduled outage at Resthaven, which began in the fourth quarter of 2015 and together with scheduled outages, continued into the first quarter of 2016. Resthaven, with newly expanded capacity, was placed back into service near the end of April.

Financial Performance

Gas Services contributed $53 million in net revenue during the first quarter of 2016, compared to $54 million in the first quarter of 2015. The four percent increase in revenue primarily reflects the new facilities that were placed into service and the increased revenue volumes at the Cutbank Complex, partially offset by outages at Resthaven, as discussed above.

During the first quarter of 2016, Gas Services incurred operating expenses of $16 million, relatively consistent with $17 million in the first quarter of 2015. The decrease was mainly due to the unscheduled outage at Resthaven as well as operational efficiencies gained at the Saturn Complex, with the addition of Saturn II, partially offset by additional operating costs associated with the new facilities that were placed in service.

Gas Services realized operating margin of $37 million in the first quarter of 2016, consistent with the operating margin during the same period of the prior year. Operating margin remained flat due to slightly lower revenue volumes, offset by lower operating expenses, as discussed above. Due to the outages mentioned above, operating margin at Resthaven in the first quarter of 2016 was approximately $5 million lower compared to the first quarter of 2015.

Depreciation and amortization included in operations during the first quarter of 2016 totalled $10 million compared to $8 million during the first quarter of 2015. This increase was primarily attributable to the addition of new assets.

For the three months ended March 31, 2016, gross profit was $27 million compared to $29 million in the same period of 2015. This decrease was due to the same factors which impacted revenue, operating expenses, operating margin and depreciation and amortization included in operations, as noted above.

Pembina Pipeline Corporation

Capital expenditures for the first quarter of 2016 totalled $30 million compared to $72 million for the same period of 2015. Capital spending in 2016 has been largely to advance and substantially complete construction at Musreau III and the Resthaven Expansion. In 2015, capital spending was largely to advance construction at SEEP, Saturn II, Musreau III and the Resthaven Expansion.

New Developments

On April 20, 2016, Pembina closed its previously announced acquisition of certain Paramount Resources ("Paramount") gas processing infrastructure for cash consideration of $566 million (the "Paramount Acquisition"), including closing adjustments. The assets acquired include the Kakwa River Facility, Paramount's recently constructed 250 MMcf/d (200 MMcf/d sour deep cut and 50 MMcf/d sweet shallow cut) 8-13 gas plant and associated infrastructure including gas gathering pipelines, sales gas pipeline and future disposal wells; and Paramount's preliminary engineering studies, license and surface rights for the future construction of a sour gas processing facility (the "6-18 Facility"). The Paramount Acquisition enhances Pembina's position in a highly economic resource play in one of the Company's core operating areas, as well as provide a platform for future growth. The Kakwa River Facility is underpinned by a 20-year, take-or-pay agreement with Paramount.

Pembina is progressing its development of a new 100 MMcf/d shallow cut gas plant ("Duvernay I"), which is in close proximity to the Company's Fox Creek Terminal for an expected capital cost, including supporting infrastructure, of $125 million. Duvernay is underpinned by a substantial take-or-pay agreement with a large, diversified and investment-grade customer. Duvernay I, which will leverage the design of Musreau II and Musreau III, will be the first large-scale gas processing plant designed specifically for the Duvernay and creates a new growth platform for the Company. As part of this development, NGL production from Duvernay I will be transported on Pembina's Peace Pipeline under a long-term, take-or-pay agreement as well as fractionated under another agreement at the Company's Redwater site. Pembina currently has AER approval for the gas plant and is anticipating approval for the associated pipeline in mid-2016. Engineering is 40 percent complete with site grading and piling now commencing. The Company expects to bring Duvernay I in service in the second half of 2017, subject to the remaining environmental and regulatory approvals.

Pembina placed its 100 MMcf/d (gross) Resthaven Expansion into service in April 2016. The Resthaven Expansion was completed on time and under budget from the original estimated capital cost of $105 million.

Pembina also placed its 100 MMcf/d shallow cut Musreau III facility into service in April 2016 which is ahead of schedule and under budget from the original expected cost of $105 million. Musreau III is underpinned by long-term, take-or-pay agreements.

Once Duvernay I is in service, Pembina expects Gas Services' processing capacity to reach approximately 1.8 bcf/d, including deep cut capacity of 1.1 bcf/d. The volumes from Pembina's existing assets and those under development will be processed largely on a contracted, fee-for-service basis and results in condensate and NGL to be transported for additional toll revenue on Pembina's Conventional Pipelines.

Pembina Pipeline Corporation

Midstream

	3 Months Ended March 31(1) (unaudited)
($ millions, except where noted)	2016	2015
NGL sales volumes (mbpd)	141	129
Revenue	766	911
Cost of goods sold, including product purchases	652	798
Net revenue(2)	114	113
Operating expenses	16	18
Realized gain on commodity-related derivative financial instruments	(16)	(18)
Operating margin(2)	114	113
Depreciation and amortization included in operations	23	23
Unrealized loss on commodity-related derivative financial instruments	16	1
Gross profit	75	89
Capital expenditures	100	123

(1)	Share of profit or loss of investment in equity accounted investees not included in these results.

(2)	Refer to "Non-GAAP Measures."

Business Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream assets includes terminalling at a downstream hub location at the Pembina Nexus Terminal ("PNT"), which features storage and terminal connectivity. PNT includes 21 inbound pipeline connections and 13 outbound pipeline connections to approximately 1.2 mmbpd of crude oil and condensate supply connected to the terminal and approximately 900 mbbls of above ground storage in and around the Edmonton and Fort Saskatchewan, Alberta areas. Additionally, crude oil midstream assets include 17 truck terminals (three of which are capable of emulsion treatment and water disposal).

•	NGL midstream includes two NGL operating systems – Redwater West and Empress East (as defined below).

o	The Redwater West NGL system ("Redwater West") includes the 750 MMcf/d (322.5 MMcf/d net to Pembina) Younger extraction and fractionation facility in B.C.; a 73 mbpd NGL fractionator ("RFS"), a 73 mbpd 'twin' of RFS ("RFS II") and 7.8 mmbbls of finished product cavern storage at Redwater, Alberta; and third-party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater site is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting NGL products.

o	The Empress East NGL system ("Empress East") includes 2.1 bcf/d of capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and 5.3 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipeline to Sarnia, Ontario for further fractionation, distribution and sale.

Pembina Pipeline Corporation

The financial performance of Pembina's Midstream business can be affected by seasonal demands for products and other market factors. In NGL midstream, propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate, butane and ethane are generally sold rateably throughout the year. See "Risk Factors" in Pembina’s MD&A for the year ended December 31, 2015 for more information.

Operational & Financial Performance

In the Midstream business, revenue was $766 million during the first quarter of 2016 as compared to $911 million in the same period of 2015. The reduction in revenue is largely a result of the reduced commodity prices in the current year. Pembina's Midstream business generated net revenue (revenue less cost of goods sold including product purchases) of $114 million during the first quarter of 2016 compared to $113 million during the first quarter of 2015, primarily due to lower cost of goods sold partially offset by lower full-service terminal volumes in the first quarter of 2016.

Operating expenses during the first quarter of 2016 were $16 million compared to $18 million in the comparable period of 2015. The slight decrease in operating expenses was largely due to lower repairs, maintenance and power costs.

Operating margin was $114 million during the first quarter of 2016, relatively consistent with $113 million in the respective period of 2015. The small increase was primarily due to the same reasons discussed above, offset by a decrease in realized gain on commodity-related derivative financial instruments.

The Company's crude oil midstream operating margin was $41 million in the first quarter of 2016 compared to $44 million in the same period of 2015. The decrease was largely due to the factors which impacted net revenue, particularly lower crude oil prices, narrower differentials and lower volumes at the full-service terminals due to lower drilling activity which was partially offset by a realized gain on commodity-related derivative financial instruments of $2 million and increased condensate volumes on Pembina's Peace System.

Operating margin for Pembina's NGL midstream activities was $73 million for the first quarter of 2016 compared to $69 million for the first quarter of 2015. This increase is primarily due to product margin increases for propane, butane and condensate, specifically at Empress East. Lower gas supply prices, lower extraction premiums and lower power prices all contributed to lower cost of goods sold and, as a result, higher product margins. Also contributing to the increased operating margin was a product impairment that was recognized in the first quarter of 2015. Partially offsetting these items was weaker commodity prices, especially for propane, where market prices declined approximately 30 percent during the first quarter of 2016 compared to the same period in 2015.

Depreciation and amortization included in operations for Pembina's Midstream business remained consistent during the first quarter of 2016 at $23 million as compared to the first quarter of 2015.

For the three months ended March 31, 2016, gross profit in this business was $75 million compared to $89 million during the same period in 2015. This decrease was due to the same factors which impacted net revenue, operating expenses and operating margin included in operations.

Capital expenditures for the first quarter of 2016 totalled $100 million compared to $123 million for the same period of 2015. Capital spending in this business in the first quarter of 2016 was primarily directed towards the development and completion of RFS II, Pembina's second Redwater fractionator, and further development of Pembina's third Redwater fractionator ("RFS III"), as well as NGL storage caverns and associated infrastructure. Capital was also spent to progress and complete the above ground storage at the Edmonton North Terminal ("ENT") and the preliminary work for the Company's Canadian Diluent Hub ("CDH"). Capital spending in this business in the first quarter of 2015 was primarily directed towards the development of RFS II, RFS III and NGL storage caverns and associated infrastructure. Capital was also deployed to progress above ground storage at ENT and the preliminary work for CDH.

Pembina Pipeline Corporation

New Developments

On April 11, 2016, Pembina announced that it entered into a joint feasibility study with the Petrochemical Industries Company K.S.C. ("PIC"), a subsidiary of the Kuwait Petroleum Corporation, for the evaluation of a world-scale combined propane dehydrogenation ("PDH") and polypropylene ("PP") upgrading facility in Alberta (the "PDH and PP Facility").

The proposed PDH and PP Facility represents an opportunity to develop crucial new local market demand for propane, benefiting Alberta's oil and gas producers, as well as the Province by increasing regional economic activity and tax base. The PDH and PP Facility, as currently proposed, could consume approximately 35,000 bpd of propane and produce up to 800,000 metric tonnes per year of polypropylene.

The polypropylene, which is one of the most commonly used polymers for numerous applications, would be transported in pellet form to markets across North America and internationally. Pembina is ideally suited to facilitate the development of a PDH and PP Facility, given it will have over 210 mbpd of fractionation capacity and will market approximately 60 mbpd of propane once Pembina's third Redwater fractionator is complete.

Pembina and PIC will undertake a detailed technical, financial and commercial study to confirm whether the development of the PDH and PP Facility aligns with each party's respective investment criteria. This study is expected to take approximately six months, followed by Pembina and PIC approval to proceed to Front End Engineering Design with the final investment decision expected by the middle of 2017. Subject to regulatory, environmental and Pembina's Board approval, the proposed PDH and PP Facility could be in service by 2020.

On April 1, 2016, Pembina commissioned RFS II, its second 73 mbpd ethane-plus fractionator at the Company's Redwater site. RFS II was completed on budget from the estimated $415 million capital cost and one quarter later than originally expected. With RFS II in service on April 1, 2016, Pembina's Redwater fractionation capacity has more than doubled with over 146 mbpd of capacity.

Pembina is also advancing RFS III, its third fractionator at Redwater for an estimated capital cost of $400 million, which will have propane-plus capacity of 55 mbpd. Regulatory and environmental approval has been received and over 50 percent of all long-lead items have arrived onsite with construction of pilings and foundations now complete. Pembina expects RFS III to be in service in the third quarter of 2017 and, once complete, Pembina's Redwater site will be the largest fractionation facility in Canada with over 210 mbpd of fractionation capacity.

Pembina is progressing work to provide terminalling services for the North West Redwater Partnership ("North West") with respect to North West's planned refinery for an expected capital cost of $180 million. Underpinned by a long-term fixed return agreement and a 10-year fractionation agreement related to RFS III, the terminalling services include truck and rail loading, storage, as well as handling and processing equipment for a variety of products delivered from North West. Pembina has now received regulatory and environmental approval with detailed engineering and procurement 40 percent complete and substantially all long-lead mechanical items ordered. The storage services are expected to be in service in early 2017, with the remaining facilities to be phased in with final completion expected by late 2017.

Pembina Pipeline Corporation

Pembina's crude oil midstream business continues to progress CDH. CDH is expected to be the primary access point for oil sands producers to source a significant and growing supply of domestically produced condensate, from the Montney, Deep Basin and Duvernay developments delivered from Pembina's Peace Pipeline and Redwater Fractionators.  In March 2016, the Company announced that it has agreements in place for downstream connections to multiple third-party diluent pipelines. The interconnections with multiple diluent pipelines represents an initial aggregate take-away capacity in excess of 400 mbpd. As a result of project optimization and lower forecast costs, the expected capital cost of the project is now approximately $250 million, reduced from the original $350 million previously announced. Regulatory and environmental approval have now been received with an expected in-service date of mid-2017.

At ENT, Pembina has now commissioned three above ground storage tanks, which have a total working capacity of 550 mbbls, more than doubling the total capacity of ENT. Originally expected to be placed into service in mid-2016 with an anticipated capital cost of $75 million, the project was completed both ahead of schedule and under budget.

At its NGL storage and terminalling facilities in Corunna, Ontario, Pembina has now completed a number of initiatives including the installation of a new brine pond, upgrades to its rail rack and construction of a new propane truck rack to meet increased demand for services. The propane racks were completed in December 2015 and the brine pond and rail racks were completed in April 2016.

In addition to the proposed PDH and PP Facility, Pembina remains committed to providing market access solutions for its customers by developing a North American west coast propane export terminal. Pembina is currently evaluating multiple potential west coast sites.

Financing Activity

On January 15, 2016, Pembina closed a $170 million offering of 6.8 million cumulative redeemable minimum rate reset class A preferred shares, Series 11 (the "Series 11 Preferred Shares") at a price of $25.00 per share. The Series 11 Preferred Shares began trading on the Toronto Stock Exchange on January 15, 2016 under the symbol PPL.PR.K.

On March 29, 2016, Pembina closed a bought deal offering of 10.1 million common shares at a price of $34.00 per share for aggregate gross proceeds of approximately $345 million.

Subsequent to quarter end, on April 27, 2016, Pembina closed a $250 million offering of 10 million cumulative redeemable minimum rate reset class A preferred shares, Series 13 (the "Series 13 Preferred Shares") at a price of $25.00 per share. The Series 13 Preferred Shares began trading on the Toronto Stock Exchange on April 27, 2016 under the symbol PPL.PR.M.

Pembina Pipeline Corporation

Liquidity & Capital Resources

($ millions)	March 31, 2016 (unaudited)	December 31, 2015
Working capital(1)	204	37
Variable rate debt(2)
Bank debt		25
Total variable rate debt outstanding		25
Fixed rate debt(2)
Senior unsecured notes	467	467
Senior unsecured medium-term notes	2,700	2,700
Total fixed rate debt outstanding (average of 4.5%)	3,167	3,167
Convertible debentures(2)	149	149
Finance lease liability	12	12
Total debt and debentures outstanding	3,328	3,353
Cash and unutilized debt facilities	2,774	2,031

(1)	As at March 31, 2016, working capital includes $6 million (December 31, 2015: $5 million) associated with the current portion of loans and borrowings.

(2)	Face value.

Pembina anticipates cash flow from operating activities will be more than sufficient to meet its short-term operating obligations and fund its targeted dividend level. Pembina's business model is largely comprised of cash flow derived from fee-for-service arrangements, which continued to help mitigate the impact of the market downturn. Pembina believes that its reliable cash flow, limited commodity exposure (with the exception of portions of its Midstream business) and strong credit profile will enable it to preserve its financial strength into the foreseeable future, particularly as the Company brings its approximately $5.0 billion suite of long-term, primarily fee-for-service-based projects into service throughout the 2016 to late-2017 timeframe. In the short-term, Pembina expects to source funds required for capital projects from cash and cash equivalents, its credit facility, the DRIP and accessing the debt and equity capital markets, as required. Based on its successful access to financing in the debt and equity markets over the past several years and recently, Pembina believes it should continue to have access to funds, despite the recent weakened industry and commodity price environment. Refer to "Risk Factors – Additional Financing and Capital Resources" in Pembina’s MD&A for the year ended December 31, 2015 for more information. Management remains satisfied that the leverage employed in Pembina's capital structure, of which a significant portion is funding assets under construction which will not contribute to the results until they come into service, is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.

Pembina's credit facilities consist of an unsecured $2.5 billion (December 31, 2015: $2 billion) revolving credit facility which includes the recently executed $500 million accordion feature, which matures in May 2020 and an operating facility of $30 million (December 31, 2015: $30 million) due on May 31, 2016, which is expected to be renewed. Borrowings on the revolving credit facility and the operating facility bear interest at prime lending rates plus nil to 1.25 percent (December 31, 2015: nil to 1.25 percent) or Bankers' Acceptances rates plus 1.00 percent to 2.25 percent (December 31, 2015: 1.00 to 2.25 percent). Margins on the credit facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of these facilities. As at March 31, 2016, Pembina had $2.8 billion (December 31, 2015: $2.0 billion) of cash and unutilized debt facilities. At March 31, 2016, Pembina had loans and borrowings (excluding amortization, letters of credit and finance lease liabilities) of $3.2 billion (December 31, 2015: $3.2 billion). Pembina's senior loans and borrowings to total consolidated capitalization at March 31, 2016 was 29 percent (December 31, 2015: 30 percent). Pembina also had an additional $22 million (December 31, 2015: $23 million) in letters of credit issued in a separate credit facility. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. Pembina's financial covenants include the following:

Pembina Pipeline Corporation

Debt Instrument	Financial Covenant	Ratio
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 70%
Revolving unsecured credit facility	Debt to Capital EBITDA(1) to senior interest coverage	Maximum 65% Minimum 2.5:1.0
(1)	Refer to "Non-GAAP Measures."

In addition to the table above, Pembina has additional covenants on its unsecured debt. Pembina was in compliance with all covenants under its notes and facilities as at the quarter ended March 31, 2016 (December 31, 2015 – in compliance).

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Series 1, Series 3, Series 5, Series 7, Series 9, Series 11 and Series 13 Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Class A preferred shares, Series 1, Series 3, Series 5, Series 7, Series 9, Series 11 and Series 13 is P-3 (High).

Pembina Pipeline Corporation

Capital Expenditures

	3 Months Ended March 31 (unaudited)
($ millions)	2016	2015
Development capital
Conventional Pipelines	219	285
Oil Sands & Heavy Oil	21	5
Gas Services	30	72
Midstream	100	123
Corporate/other projects	5	13
Total development capital	375	498

For the three months ended March 31, 2016, capital expenditures were $375 million compared to $498 million during the same three-month period of 2015. Conventional Pipelines capital expenditures were primarily incurred to progress the Phase III Expansion. Oil Sands & Heavy Oil's capital expenditures were primarily in relation to the expansion of the Horizon pipeline. Gas Services' capital was deployed to progress the Musreau III Facility and complete the Resthaven Expansion. Midstream's capital expenditures were primarily directed towards RFS II and RFS III, cavern development, above ground storage and related infrastructure at the Redwater facility, as well as to progress and complete the above ground storage at ENT and the preliminary work for CDH.

Contractual Obligations at March 31, 2016

($ millions)	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Operating and finance leases(1)	879	99	205	187	388
Loans and borrowings(2)	5,223	144	287	782	4,010
Convertible debentures(2)	175	9	166
Construction commitments(3)	1,643	1,169	139	21	314
Total contractual obligations(2)(4)	7,920	1,421	797	990	4,712

(1)	Includes office space, vehicles and over 3,500 rail car leases supporting future propane transportation in the Midstream business. The Company has sublet office space up to 2027 and has contracted sub-lease payments for a potential of $101 million over the term.
(2)	Excluding deferred financing costs. Including interest payments on senior unsecured notes.
(3)	Excluding significant projects that are awaiting regulatory or land approval at March 31, 2016.
(4)	Pembina enters into product purchase agreements to secure future operations in the Midstream business. Product purchase agreements range from one to 10 years and involve the purchase of NGL products from producers. Purchase price of NGL is dependent on the current market prices. Volumes and prices for these contracts cannot be reasonably determined and therefore has not been included in the contractual obligations schedule. Assuming product is available, Pembina has secured between 51 and 72 mpbd each year up to and including 2025.

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Phase III Expansion, RFS III, the NEBC Expansion, the Horizon Expansion, the Vantage Expansion, North West, Duvernay I, as well as certain pipeline connections and laterals and select caverns at the Company's Redwater site. Additional commitments exist in relation to assets recently brought into service and other corporate infrastructure. See "Forward-Looking Statements & Information" and "Liquidity & Capital Resources."

Pembina Pipeline Corporation

Dividends

Common Share Dividends

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors.

On March 17, 2016, in connection with the Paramount Transaction, Pembina announced that it increased its monthly dividend by 4.9 percent from $0.1525 per common share per month (or $1.83 annually) to $0.16 per common share per month (or $1.92 annually), effective for the dividend payable on May 13, 2016.

Preferred Share Dividends

The holders of Pembina's class A preferred shares are entitled to receive fixed cumulative dividends payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period for each series of preferred share.

DRIP

Eligible Pembina shareholders have the opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on their common shares, either (i) additional common shares at a discounted subscription price of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or (ii) a premium cash payment (the "Premium Dividend™")1, pursuant to the "Premium Dividend™ Component" of the DRIP.

Participation in the DRIP for the quarter ended March 31, 2016 was 63 percent of common shares outstanding. Proceeds for the first quarter of 2016 totalled $107 million compared to $86 million for the first quarter of 2015.

On January 7, 2016 Pembina made amendments to the Company's Premium Dividend™2 and DRIP to allow the Board of Directors to set the discount under the regular dividend reinvestment component of the DRIP at a rate of up to five percent to the Average Market Price. Effective the same date, the Board of Directors set the current discount rate at three percent to the Average Market Price and reduced the premium to the regular cash dividend paid to the Company's shareholders who participate in the Premium Dividend™ component from 102 percent to 101 percent.

Related Party Transactions

For the quarter ended March 31, 2016, Pembina had no transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to contributions to Pembina's defined benefit pension plan and transactions with key management personnel in the ordinary course of their employment or directorship agreements.

1 TM denotes trademark of Canaccord Genuity Corp.

2 TM denotes trademark of Canaccord Genuity Corp.

Pembina Pipeline Corporation

Critical Accounting Judgments and Estimates

Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Pembina's consolidated financial statements and MD&A for the year ending December 31, 2015. The preparation of consolidated financial statements in conformity with GAAP requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three months ended March 31, 2016.

Changes in Accounting Policies

New standards adopted in 2016

There were no new standards or amendments issued by the International Accounting Standards Board ("IASB") that were adopted as of January 1, 2016.

New standards and interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning after January 1, 2016. These standards have not been applied in preparing these Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 9 Financial Instruments (2014) is effective January 1, 2018 and is available for early adoption. The new standard is a single financial instrument accounting standard addressing: classification and measurement (Phase I), impairment (Phase II) and hedge accounting (Phase III). The Company is currently evaluating the impact that the standard will have on its results of operations and financial position and is assessing when adoption will occur.

IFRS 15 Revenue from Contracts with Customers is effective for annual periods beginning on or after January 1, 2018. The new standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue; at a point in time or over time. The Company intends to adopt IFRS 15 for the annual period beginning on January 1, 2018. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

IFRS 16 Leases is effective for annual periods beginning on or after January 1, 2019. The new standard results in substantially all lessee leases being recorded on the statement of financial position. The Company intends to adopt IFRS 16 for the annual period beginning on January 1, 2019. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

Controls and Procedures

Changes in internal control over financial reporting

Pembina's Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings." The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

Pembina Pipeline Corporation

The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") have designed, with the assistance of Pembina employees, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with GAAP. Management, including the Company's President and CEO and CFO, evaluated the effectiveness of Pembina's disclosure controls and procedures as at March 31, 2016, as required by the Canadian securities regulatory authorities and by the SEC, and concluded that its DC&P are effective.

During the first quarter of 2016, there were no changes made to Pembina's ICFR that materially affected, or are reasonably likely to materially affect, its ICFR.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Pembina's Annual Information Form ("AIF") for the year ended December 31, 2015. Pembina's MD&A and AIF are available at www.pembina.com, in Canada under Pembina's company profile on www.sedar.com and in the U.S. under the Company's profile at www.sec.gov.

Selected Quarterly Operating Information

(mbpd unless stated otherwise)	2016	2015				2014
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Average volume
Conventional Pipelines revenue volumes(1)	670	621	600	603	633	612	564	573
Oil Sands & Heavy Oil contracted capacity	880	880	880	880	880	880	880	880
Gas Services average revenue volumes (mboe/d) net to Pembina(1)(2)	113	103	115	108	113	97	71	87
Midstream NGL sales volumes	141	123	109	104	129	130	107	105
Total	1,804	1,727	1,704	1,695	1,755	1,719	1,622	1,645
(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Gas Services average revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.

Pembina Pipeline Corporation

Selected Quarterly Financial Information

($ millions, except where noted)	2016	2015				2014
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	1,017	1,242	1,026	1,213	1,154	1,259	1,445	1,606
Operating expenses	94	110	111	96	109	117	98	91
Cost of goods sold, including product purchases	623	835	652	862	779	955	1,087	1,246
Realized gain on commodity-related derivative financial instruments	(15)	(7)	(8)	(4)	(18)	(8)	(4)
Operating margin(1)	315	304	271	259	284	195	264	269
Depreciation and amortization included in operations	62	73	67	55	54	62	51	51
Unrealized loss (gain) on commodity-related derivative financial instruments	16	(6)	3	4	2	(11)	(3)	4
Gross profit	237	237	201	200	228	144	216	214
Adjusted EBITDA(1)	269	269	245	228	241	172	210	248
Cash flow from operating activities	271	285	187	209	120	196	188	155
Cash flow from operating activities per common share – basic (dollars)(1)	0.72	0.79	0.54	0.62	0.35	0.58	0.57	0.48
Adjusted cash flow from operating activities(1)	209	280	209	176	213	164	158	191
Adjusted cash flow from operating activities per common share – basic(1) (dollars)	0.56	0.77	0.60	0.51	0.63	0.49	0.48	0.59
Earnings for the period	102	130	113	43	120	84	75	77
Earnings per common share – basic and diluted (dollars)	0.23	0.32	0.29	0.09	0.32	0.22	0.20	0.21
Common shares outstanding (millions):
Weighted average – basic	376	363	345	342	339	335	327	323
Weighted average – diluted	376	363	345	343	340	336	329	325
End of period	387	373	350	343	340	338	329	325
Common share dividends declared	172	168	158	154	148	146	143	140
Common share dividends declared per share (dollars)	0.4575	0.4575	0.4575	0.450	0.435	0.435	0.435	0.430
Preferred share dividends declared	14	13	14	11	10	10	8	7

(1)	Refer to "Non-GAAP Measures."

Pembina Pipeline Corporation

During the periods in the prior table, Pembina's results were impacted by the following factors and trends:

•	Increased production in key operating areas and resource plays within the WCSB (Deep Basin, Montney and Duvernay) has supported increased revenue volumes on Pembina's existing Conventional Pipelines, Gas Services and NGL Midstream infrastructure as well as supported the development of large-scale expansions across these businesses;

•	New assets being placed into service and the acquisition of the Vantage pipeline;

•	A strong propane market in North America throughout the first half of 2014 and an overall significantly weaker commodity market (especially the weaker propane and butane market) during the latter part of 2014, 2015 and 2016;

•	Increased common shares outstanding and common share dividends due to: the DRIP, debenture conversions, common share issuance, increasing the common share dividend rate, the acquisition of the Vantage pipeline and SEEP; and

•	Increased preferred share dividends due to additional preferred shares issued.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, AIFs (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website or other websites, though referenced herein, is not incorporated by reference herein unless otherwise specifically indicated.

Non-GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

The intent of non-GAAP measures is to provide additional useful information respecting Pembina's operational and financial performance to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP measures differently.

Investors should be cautioned that net revenue, EBITDA, Adjusted EBITDA, adjusted cash flow from operating activities, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share, operating margin and total enterprise value should not be construed as alternatives to earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.

Pembina Pipeline Corporation

Net revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, particularly in the Midstream business, to aggregate revenue generated by each of the Company's businesses and to set comparable objectives.

	3 Months Ended March 31 (unaudited)
($ millions)	2016	2015
Revenue	1,017	1,154
Cost of goods sold, including product purchases	623	779
Net revenue	394	375

Earnings before interest, taxes, depreciation and amortization ("EBITDA") and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP measures. EBITDA is calculated as results from operating activities plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact.

Management believes that EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities. EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes EBITDA to set objectives and as a key performance indicator of the Company's success.

Adjusted EBITDA also includes adjustments for loss (gain) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges and write-downs in respect of goodwill, intangible assets and property plant and equipment, and non-cash provisions. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Pembina presents Adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company’s financial performance.

	3 Months Ended March 31 (unaudited)
($ millions, except per share amounts)	2016	2015
Results from operating activities	179	180
Share of profit from equity accounted investees (before tax, depreciation and amortization)	3	1
Depreciation and amortization	67	57
Unrealized loss on commodity-related derivative financial instruments	16	2
EBITDA	265	240
Impairment charges and write-downs in respect of goodwill, intangible assets and property, plant and equipment	4	1
Adjusted EBITDA	269	241
EBITDA per common share – basic (dollars)	0.71	0.71
Adjusted EBITDA per common share – basic (dollars)	0.72	0.71

Pembina Pipeline Corporation

Adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

	3 Months Ended March 31 (unaudited)
($ millions, except per share amounts)	2016	2015
Cash flow from operating activities	271	120
Cash flow from operating activities per common share – basic (dollars)	0.72	0.35
Add (deduct):
Change in non-cash operating working capital	(34)	32
Current tax expenses	(23)	(22)
Taxes paid		75
Accrued share-based payments	(11)	(9)
Share-based payments	20	27
Preferred share dividends declared	(14)	(10)
Adjusted cash flow from operating activities	209	213
Adjusted cash flow from operating activities per common share – basic (dollars)	0.56	0.63

Operating margin

Operating margin is an additional GAAP measure which is defined as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. Management believes that operating margin provides useful information to investors for assessing the financial performance of the Company's operations. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success.

Pembina Pipeline Corporation

Reconciliation of operating margin to gross profit:

	3 Months Ended March 31 (unaudited)
($ millions)	2016	2015
Revenue	1,017	1,154
Cost of sales (excluding depreciation and amortization included in operations)
Operating expenses	94	109
Cost of goods sold, including product purchases	623	779
Realized gain on commodity-related derivative financial instruments	(15)	(18)
Operating margin	315	284
Depreciation and amortization included in operations	62	54
Unrealized loss on commodity-related derivative financial instruments	16	2
Gross profit	237	228

Total enterprise value

Total enterprise value is a non-GAAP measure which is calculated by aggregating the market value of common shares, preferred shares and convertible debentures at a specific date plus senior debt less cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the Company and as an input to calculate financial ratios. Management utilizes total enterprise value to assess Pembina's growth.

(unaudited)		As at March 31
($ millions, except where noted)	As at May 2, 2016	2016	2015
Shares outstanding	388	387	340
Market capitalization of common shares	14,610	13,595	13,625
Market capitalization of preferred shares	1,228	969	828
Market capitalization of convertible debentures	190	183	578
Senior debt	3,292	3,167	2,897
Cash and cash equivalents	(30)	(244)	(42)
Total enterprise value	19,290	17,670	17,886

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Other
Bpd	barrels per day	B.C.	British Columbia
Mbpd	thousands of barrels per day	DRIP	Premium Dividend™ and Dividend Reinvestment Plan
Mbbls	thousands of barrels	IFRS	International Financial Reporting Standards
Mbpd	thousands of barrels per day	NGL	Natural gas liquids
Mmbbls	millions of barrels	U.S.	United States
mboe/d	thousands of barrels of oil equivalent per day	WCSB	Western Canadian Sedimentary Basin
MMcf/d	millions of cubic feet per day	deep cut	Ethane-plus capacity extraction gas processing capabilities
bcf/d	billions of cubic feet per day	shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
km	kilometre

Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing Pembina's securityholders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "believe", "plan", "intend", "target", "view", "maintain", "schedule", "objective", "strategy", "likely", "potential", "outlook", "goal", "would", and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements, including certain financial outlook, pertaining to the following:

•	the future levels of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date and the tax treatment thereof;
•	planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, in-service dates, rights, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of the Company's new projects on its future financial performance;
•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•	the potential future benefits and impacts of acquisitions;
•	Pembina's estimated decommissioning obligations and deferred tax liability;
•	increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•	expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital to fund growth plans, operating obligations and dividends and the use of proceeds from financings;
•	tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;
•	the adoption of new accounting standards;
•	the impact of share price and discount rate on annual share-based incentive expense; and
•	the impact of the current commodity price environment on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements and financial outlook based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;
•	the success of Pembina's operations;
•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects;
•	expectations regarding participation in Pembina's DRIP;
•	future operating costs including geotechnical and integrity costs;
•	oil and gas industry compensation levels;

•	in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of providing value to shareholders: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	interest and tax rates;
•	prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•	the amount of future liabilities relating to environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions and Aboriginal and landowner consultation requirements;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	reliance on key relationships and agreements and the outcome of stakeholder engagement;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; and
•	the other factors discussed under "Risk Factors" in Pembina's AIF for the year ended December 31, 2015. Pembina's MD&A and AIF are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement. The purpose of the financial outlook contained herein is to give the reader an indication of the expected impact of current growth projects on Pembina's future financial performance. Readers should be aware that the financial outlook contained herein may not be appropriate for other purposes.

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited)

($ millions)	Note	March 31 2016	December 31 2015
Assets
Current assets
Cash and cash equivalents	11	246	28
Trade receivables and other	11	459	514
Derivative financial instruments	11	13	14
Inventory		85	120
		803	676
Non-current assets
Property, plant and equipment	5	9,615	9,254
Intangible assets and goodwill		2,812	2,822
Investments in equity accounted investees		144	145
Deferred tax assets		29	28
Other assets	4, 11	45	11
		12,645	12,260
Total Assets		13,448	12,936

Liabilities and Equity Current liabilities
Trade payables and accrued liabilities	11	513	567
Dividends payable	11	58	57
Loans and borrowings	6, 11	6	5
Derivative financial instruments	11	22	10
		599	639
Non-current liabilities
Loans and borrowings	6, 11	3,149	3,175
Convertible debentures	11	143	143
Derivative financial instruments	11	35	20
Employee benefits, share-based payments and other		32	36
Deferred revenue		85	84
Decommissioning provision	7	485	450
Deferred tax liabilities		980	965
		4,909	4,873
Total Liabilities		5,508	5,512
Equity
Common share capital	8	8,438	7,991
Preferred share capital	8	1,266	1,100
Deficit		(1,754)	(1,670)
Accumulated other comprehensive income		(10)	3
Total Equity		7,940	7,424
Total Liabilities and Equity		13,448	12,936

See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(unaudited)

3 Months Ended March 31
($ millions, except per share amounts)	Note	2016	2015
Revenue		1,017	1,154
Cost of sales		779	942
Loss (gain) on commodity-related derivative financial instruments		1	(16)
Gross profit		237	228

General and administrative		58	49
Other income			(1)
		58	48
Results from operating activities		179	180
Net finance costs	9	40	13
Earnings before income tax and equity accounted investees		139	167
Share of (profit) loss of investment in equity accounted investees, net of tax		(1)	2
Current tax expense		23	22
Deferred tax expense		15	23
Income tax expense		38	45

Earnings attributable to shareholders		102	120
Other comprehensive income
Exchange differences on translation of foreign operations, net of tax		(13)	9
Total comprehensive income attributable to shareholders		89	129
Earnings per common share - basic (dollars)		0.23	0.32
Earnings per common share – diluted (dollars)		0.23	0.32
Weighted average number of common shares (millions)
Basic		376	339
Diluted		376	340

See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Attributable to Shareholders of the Company
($ millions)	Note	Common Shares	Preferred Shares	Deficit	Accumulated Other Comprehensive Income	Total Equity
December 31, 2015		7,991	1,100	(1,670)	3	7,424
Total comprehensive income
Earnings				102		102
Other comprehensive income
Exchange differences on translation of foreign operations, net of tax					(13)	(13)
Total comprehensive income				102	(13)	89
Transactions with shareholders of the Company
Common shares issued, net of issue costs	8	335				335
Preferred shares issued, net of issue costs	8		166			166
Dividend reinvestment plan	8	107				107
Debenture conversions	8	1				1
Share-based payment transactions	8	4				4
Dividends declared – common	8			(172)		(172)
Dividends declared – preferred	8			(14)		(14)
Total transactions with shareholders of the Company		447	166	(186)		427
March 31, 2016		8,438	1,266	(1,754)	(10)	7,940

December 31, 2014		6,876	880	(1,400)	(20)	6,336
Total comprehensive income
Earnings				120		120
Other comprehensive income
Exchange differences on translation of foreign operations, net of tax					9	9
Total comprehensive income				120	9	129
Transactions with shareholders of the Company
Dividend reinvestment plan		86				86
Debenture conversions		6				6
Share-based payment transactions and other		6	(1)			5
Dividends declared – common				(148)		(148)
Dividends declared – preferred				(10)		(10)
Total transactions with shareholders of the Company		98	(1)	(158)		(61)
March 31, 2015		6,974	879	(1,438)	(11)	6,404

See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited)

3 Months Ended March 31
($ millions)	Note	2016	2015
Cash provided by (used in)
Operating activities
Earnings		102	120
Adjustments for
Depreciation and amortization		67	57
Net finance costs	9	40	13
Share of (profit) loss of investments in equity accounted investees, net of tax		(1)	2
Income tax expense		38	45
Share-based compensation expense		13	13
Payments from equity accounted investees		3	1
Unrealized loss on commodity-related derivative financial instruments		16	2
Change in non-cash operating working capital		34	(32)
Other		(2)	13
Share-based compensation payment		(20)	(27)
Net interest paid		(17)	(14)
Payments received & deferred		(1)	3
Amortization of deferred revenue		(1)	(1)
Taxes paid			(75)
Cash flow from operating activities		271	120
Financing activities
Bank borrowings and issuance of debt			280
Repayment of loans and borrowings		(25)	(461)
Issuance of common shares		345
Issuance of preferred shares		170
Issuance of medium term notes			600
Issue costs and financing fees		(23)	(2)
Exercise of stock options		1	2
Dividends paid (net of shares issued under the dividend reinvestment plan)		(78)	(72)
Cash flow from financing activities		390	347
Investing activities
Capital expenditures		(375)	(498)
Deposit	4	(35)
Changes in non-cash investing working capital and other		(13)	28
Interest paid during construction		(18)	(13)
Recovery of assets or proceeds from sale			24
Contributions to equity accounted investees		(2)	(19)
Cash flow used in investing activities		(443)	(478)
Change in cash and cash equivalents		218	(11)
Cash and cash equivalents, beginning of period		28	53
Cash and cash equivalents, end of period		246	42

See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and joint arrangements as at and for the three months ended March 31, 2016. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 – Interim Financial Reporting, and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2015. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on May 5, 2016.

Pembina owns or has interests in conventional crude oil, condensate and natural gas liquids ("NGL") pipelines, oil sands and heavy oil pipelines, gas gathering and processing facilities, an NGL infrastructure and logistics business and midstream services that span across its operations. The Company's assets are located in Canada and in the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in the December 31, 2015 consolidated financial statements. Those policies have been applied consistently to all periods presented in these Interim Financial Statements.

There were no new standards or amendments issued by the International Accounting Standards Board ("IASB") that were adopted as of January 1, 2016.

3. DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the December 31, 2015 consolidated financial statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.

4. ACQUISITION

On March 17, 2016, Pembina announced it had entered into agreements to acquire certain sour natural gas processing assets from Paramount Resources for cash consideration of approximately $556 million (the “Paramount Transaction”). The purchase price was funded by net proceeds from Pembina’s concurrently announced bought deal common share financing (refer to Note 8) and existing capacity under Pembina’s revolving credit facility. Completion of the Paramount Transaction was subject to approval under the Competition Act (Canada) and other customary conditions. Upon execution of the Paramount Transaction agreement, Pembina deposited $35 million into escrow to be held until closing, which occurred on April 20, 2016 for cash consideration, including closing adjustments of $566 million.

Pembina Pipeline Corporation

5. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Linefill and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2015	149	3,882	4,076	900	1,721	10,728
Additions and transfers		100	92	34	165	391
Change in decommissioning provision		1	32			33
Disposals and other		(7)	(2)	1	(2)	(10)
Balance at March 31, 2016	149	3,976	4,198	935	1,884	11,142

Depreciation
Balance at December 31, 2015	6	928	420	120		1,474
Depreciation		18	25	11		54
Disposals and other				(1)		(1)
Balance at March 31, 2016	6	946	445	130		1,527

Carrying amounts
December 31, 2015	143	2,954	3,656	780	1,721	9,254
March 31, 2016	143	3,030	3,753	805	1,884	9,615

Commitments

At March 31, 2016, the Company has contractual construction commitments for property, plant and equipment of $1,643 million (December 31, 2015: $1,878 million), excluding significant projects awaiting regulatory approval.

6. LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Carrying value, terms and conditions, and debt maturity schedule

					Carrying value
($ millions, CAD)	Available facilities at March 31, 2016	Nominal interest rate	Year of maturity		March 31, 2016	December 31, 2015
Operating facility(1)	30	prime + 0.45 or BA(2) + 1.45	2016	(3)
Revolving unsecured credit facility(1)	2,500	prime + 0.45 or BA(2) + 1.45	2020			25
Senior unsecured notes – Series C	200	5.58	2021		198	198
Senior unsecured notes – Series D	267	5.91	2019		266	266
Senior unsecured medium-term notes 1	250	4.89	2021		249	249
Senior unsecured medium-term notes 2	450	3.77	2022		449	448
Senior unsecured medium-term notes 3	450	4.75	2043		446	446
Senior unsecured medium-term notes 4	600	4.81	2044		596	596
Senior unsecured medium-term notes 5	450	3.54	2025		448	448
Senior unsecured medium-term notes 6	500	4.24	2027		497	497
Finance lease liabilities and other					6	7
Total interest bearing liabilities	5,697				3,155	3,180
Less current portion					(6)	(5)
Total non-current					3,149	3,175

Pembina Pipeline Corporation

(1)	The nominal interest rate is based on the Company's credit rating at March 31, 2016.
(2)	Bankers' Acceptance.
(3)	Operating facility expected to be renewed on an annual basis.

All facilities are governed by specific debt covenants which Pembina was in compliance with at March 31, 2016 (December 31, 2015: in compliance).

7. DECOMMISSIONING PROVISION

($ millions)	Total
Balance at December 31, 2015	462
Unwinding of discount rate	2
Decommissioning liabilities settled during the period	(1)
Change in rates	27
Additions	15
Change in estimates and other	(8)
Total	497
Less current portion (included in accrued liabilities)	(12)
Balance at March 31, 2016	485

The Company applied a 2 percent inflation rate per annum (December 31, 2015: 2 percent) and a risk-free rate of 2.0 percent (December 31, 2015: 2.2 percent) to calculate the present value of the decommissioning provision. Changes in the measurement of the decommissioning provision were added to, or deducted from, the cost of the related asset in property, plant and equipment. When a re-measurement reduction of the decommissioning provision is in excess of the carrying amount of the related asset, the amount is credited to depreciation expense. No re-measurements were credited to depreciation expense for the three months ending March 31, 2016 (December 31, 2015: $1 million).

8. SHARE CAPITAL

Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2015	373	7,991
Issued, net of issue costs	10	335
Dividend reinvestments	4	107
Debenture conversions		1
Share-based payment transactions		4
Balance at March 31, 2016	387	8,438

On March 29, 2016, Pembina closed a bought deal offering of 10.1 million common shares at a price of $34.00 per share for aggregate gross proceeds of approximately $345 million. Pembina used the net proceeds, together with funds available under its existing credit facilities to finance the Paramount Transaction which closed on April 20, 2016 (see note 4).

Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2015	45	1,100
Class A, Series 11 Preferred shares issued, net of issue costs	7	166
Balance at March 31, 2016	52	1,266

Pembina Pipeline Corporation

On January 15, 2016, Pembina issued 6.8 million cumulative redeemable minimum rate reset class A Series 11 Preferred Shares for aggregate gross proceeds of $170 million. The holders of Series 11 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.4375 per share, if, as and when declared by the Board of Directors. The dividend rate will reset on March 1, 2021 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 5.00 percent. The Series 11 Preferred Shares are redeemable by the Company at its option on March 1, 2021 and on March 1 of every fifth year thereafter.

Holders of the Series 11 Preferred Shares have the right to convert their shares into cumulative redeemable floating rate Class A Preferred Shares, Series 12 ("Series 12 Preferred Shares"), subject to certain conditions, on March 1, 2021 and on March 1 of every fifth year thereafter. Holders of Series 12 Preferred Shares will be entitled to receive a cumulative quarterly floating dividend at a rate equal to the sum of the then 90-day government of Canada bond yield plus 5.00 percent, if, as and when declared by the Board of Directors of Pembina.

Dividends

The following dividends were declared by the Company:

Three Months Ended March 31 ($ millions)	2016	2015
Common shares
$0.4575 per qualifying share (2015: $0.435)	172	148
Preferred shares
$0.265625 per qualifying Series 1 share (2015: $0.265625)	3	3
$0.29375 per qualifying Series 3 share (2015: $0.29375)	2	2
$0.3125 per qualifying Series 5 share (2015: $0.3125)	3	3
$0.28125 per qualifying Series 7 share (2015: $0.28125)	3	2
$0.296875 per qualifying Series 9 share (2015: $nil)	2
$0.1812 per qualifying Series 11 share (2015: $nil)	1
	14	10

On March 17, 2016, in connection with the Paramount Transaction, Pembina announced an increase in the monthly dividend by 4.9 percent from $0.1525 per common share per month (or $1.83 annually) to $0.16 per common share per month (or $1.92 annually), effective for the dividend payable on May 13, 2016.

On April 6, 2016, Pembina announced that the Board of Directors declared a dividend of $0.16 per qualifying common share ($1.92 annually) in the total amount of $62 million, payable on May 13, 2016 to shareholders of record on April 25, 2015. On the same date, Pembina announced that the Board of Directors had declared a quarterly dividend of $0.265625 per qualifying Series 1 preferred share, $0.29375 per qualifying Series 3 preferred share, $0.3125 per qualifying Series 5 preferred share, $0.28125 per qualifying Series 7 preferred share, $0.296875 per qualifying Series 9 preferred share and $0.359375 per qualifying Series 11 preferred share in the total amount of $15 million payable on June 1, 2016 to shareholders of record on April 29, 2016.

Pembina Pipeline Corporation

9. NET FINANCE COSTS

3 Months Ended March 31 ($ millions)	2016	2015
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	18	15
Convertible debentures	3	7
Unwinding of discount rate	2	2
(Gain) loss in fair value of non-commodity-related derivative financial instruments	(3)	3
Loss (gain) on revaluation of conversion feature of convertible debentures	15	(11)
Foreign exchange losses (gains) and other	5	(3)
Net finance costs	40	13

10. OPERATING SEGMENTS

3 Months Ended March 31, 2016 ($ millions)	Conventional Pipelines(1)(2)	Oil Sands & Heavy Oil	Gas Services	Midstream(3)(4)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	175	52			(30)	197
Terminalling, storage and hub services				766		766
Gas services			56		(2)	54
Total revenue(5)	175	52	56	766	(32)	1,017
Operating expenses	46	19	16	16	(3)	94
Cost of goods sold, including product purchases			3	652	(32)	623
Realized loss (gain) on commodity-related derivative financial instruments	1			(16)		(15)
Operating margin	128	33	37	114	3	315
Depreciation and amortization included in operations	25	4	10	23		62
Unrealized loss on commodity-related derivative financial instruments				16		16
Gross profit	103	29	27	75	3	237
Depreciation included in general and administrative					5	5
Other general and administrative	3	1	2	6	41	53
Reportable segment results from operating activities	100	28	25	69	(43)	179
Net finance costs	2			5	33	40
Reportable segment earnings (loss) before tax and equity accounted investees	98	28	25	64	(76)	139
Share of profit of investment in equity accounted investees, net of tax				(1)		(1)
Capital expenditures	219	21	30	100	5	375

(1)	11 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Conventional Pipelines revenue includes $3 million associated with U.S. pipeline sales.
(3)	NGL product and services, terminalling, storage and hub services revenue includes $36 million associated with U.S. midstream sales.
(4)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(5)	In 2016, no customers accounted for 10 percent or more of total revenue.

Pembina Pipeline Corporation

3 Months Ended March 31, 2015 ($ millions)	Conventional Pipelines(1)(2)	Oil Sands & Heavy Oil	Gas Services	Midstream(3)(4)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	154	55			(20)	189
Terminalling, storage and hub services				911		911
Gas services			54			54
Total revenue(6)	154	55	54	911	(20)	1,154
Operating expenses	56	20	17	18	(2)	109
Cost of goods sold, including product purchases(5)				798	(19)	779
Realized gain on commodity-related derivative financial instruments				(18)		(18)
Operating margin	98	35	37	113	1	284
Depreciation and amortization included in operations	19	4	8	23		54
Unrealized loss on commodity-related derivative financial instruments	1			1		2
Gross profit	78	31	29	89	1	228
Depreciation included in general and administrative					3	3
Other general and administrative	2	3	2	7	32	46
Other expenses (income)	3	(3)		(1)		(1)
Reportable segment results from operating activities	73	31	27	83	(34)	180
Net finance (income) costs				(1)	14	13
Reportable segment earnings (loss) before tax and equity accounted investees	73	31	27	84	(48)	167
Share of loss of investment in equity accounted investees, net of tax				2		2
Capital expenditures	285	5	72	123	13	498

(1)	8 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Conventional Pipelines revenue includes $2 million associated with U.S. pipeline sales.
(3)	NGL product and services, terminalling, storage and hub services revenue includes $54 million associated with U.S. midstream sales.
(4)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(5)	Includes inventory write-down to net realizable value of $8 million recognized in the first three months of 2015.
(6)	In 2015, one customer accounted for 10 percent of total revenue.

Pembina Pipeline Corporation

11. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statements of Financial Position, are as follows:

	March 31, 2016			December 31, 2015
($ millions)	Carrying Value		Fair Value	Carrying value		Fair Value
Financial assets carried at fair value
Derivative financial instruments	13		13	14		14

Financial assets carried at amortized cost
Cash and cash equivalents	246		246	28		28
Trade receivables and other	459		459	514		514
Other assets	45		45	11		11
	750		750	553		553
Financial liabilities carried at fair value
Derivative financial instruments(2)	57		57	30		30

Financial liabilities carried at amortized cost
Trade payables and accrued liabilities	513		513	567		567
Dividends payable	58		58	57		57
Loans and borrowings(2)	3,155		3,204	3,180		3,261
Convertible debentures	143	(1)	183	143	(1)	167
	3,869		3,958	3,947		4,052

(1)	Carrying value excludes conversion feature of convertible debentures.
(2)	Carrying value of current and non-current balances.

The basis for determining fair value is disclosed in Note 3.

12. SUBSEQUENT EVENTS

On April 27, 2016, Pembina issued 10 million cumulative redeemable minimum rate reset class A Series 13 Preferred Shares for aggregate gross proceeds of $250 million. The holders of Series 13 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.4375 per share, if, as and when declared by the Board of Directors. The dividend rate will reset on June 1, 2021 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 4.96 percent. The Series 13 Preferred Shares are redeemable by the Company at its option on June 1, 2021 and on June 1 of every fifth year thereafter at a price of $25.00 per share plus accrued and unpaid dividends. The Series 13 Preferred Shares began trading on the Toronto Stock Exchange on April 27, 2016 under the symbol PPL.PR.M.

Holders of the Series 13 Preferred Shares have the right to convert their shares into cumulative redeemable floating rate Class A Preferred Shares, Series 14 ("Series 14 Preferred Shares"), subject to certain conditions, on June 1, 2021 and on June 1 of every fifth year thereafter. Holders of Series 14 Preferred Shares will be entitled to receive a cumulative quarterly floating dividend at a rate equal to the sum of the then 90-day government of Canada bond yield plus 4.96 percent, if, as and when declared by the Board of Directors of Pembina.

Pembina Pipeline Corporation

CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 4000, 585 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Phone: (403) 231-7500

AUDITORS

KPMG LLP

Chartered Professional Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 – 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

Toronto Stock Exchange listing symbols for:

Common shares: PPL

Convertible debentures: PPL.DB.F

Preferred shares: PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.K, PPL.PR.M

New York Stock Exchange listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone:	(403) 231-3156
Fax:	(403) 237-0254
Toll Free:	1-855-880-7404
Email:	investor-relations@pembina.com
Website:	www.pembina.com